Exhibit 99
                          RISK MANAGEMENT


Disclosure - General Comment
----------------------------

     When used or incorporated by reference in disclosure documents, the words "anticipate", "estimate", "expect", "project", "target", "goal" and similar expressions are intended to identify forward-looking statements within the meaning of Section 27A of the Securities Act of 1933. These forward-looking statements are subject to certain uncertainties, risks and assumptions.
Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove to be inaccurate, the actual results may vary materially from those anticipated, estimated, expected or projected. Additionally, these forward-looking statements are relevant only as of the date of the document. The Company's management expressly disclaims any obligation to publicly release updates or revisions to any forward-looking statement contained herein to reflect changes in the Company's expectations with regard to any change in events, conditions or circumstances on which any such statement is based.

Market Risk
-----------

     Generally, market risk represents the risk of loss that may occur due to potential changes in a financial instrument's valuation or cash flow due to changes in interest rates, currency exchange rates and in equity and commodity prices. Market risk is inherent to both derivative and non-derivative financial instruments.

General Risk Management Procedures
----------------------------------

     The Company's Investment Committee has oversight responsibilities for all operational and other matters that affect the Company's day-to-day investment activities. The Investment Committee monitors the market risk faced by the Company's various entities and portfolios. The asset and liability management strategy are formulated and monitored by the Investment Committee. The Committee meets monthly to review, among other things, statements detailing the Company's market risks and trends, portfolio holdings at book and market value, equity exposure and surplus positions, and interest rate scenario stress tests. The stress testing provides insights into the sensitivity of the assets to interest rate changes. The Committee is comprised of the Chief Executive Officer, Chief Investment Officer, Chief Financial Officer and other senior executives. The Company also conducts extensive cash flow testing on an annual basis for the Farmers New World Life Insurance Company ("Farmers Life") book of business. This review examines the adequacy of reserves under various interest rate environments. The Company examines the asset and liability matching throughout the year using quarterly scenario tests and monthly asset duration reports. This Committee also reviews investment policies and procedures and makes recommendations to the Board of Directors of the Company based upon the results of its review.

     In addition, Farmers Life's Interest Committee has responsibility for managing spreads between rates credited on interest-sensitive products and portfolio earnings rates. The Interest Committee is comprised of the Farmers Life President, Actuary, Treasurer and other officers.

     The Company has contracted with Zurich Scudder Investments, Inc., formerly known as Scudder Kemper Investments, Inc., ("ZSI") for the purpose of providing investment advice, trade execution and other investment related services.

     ZSI utilizes a number of market risk management tools including, but not limited to, fixed income securities interest rate sensitivity analysis, following established limits on trading activity and asset allocation, marking all equity positions to market on a daily basis, marking all fixed income positions to market at least monthly and analyzing investment profit and loss statements and investment holding asset class mix reports. Additionally, ZSI reports positions, profits and losses, credit quality evaluation results and trading strategies, including the period's acquisitions and dispositions to the Investment Committee on a monthly basis. The Company believes that these procedures, which

<PAGE 2>

focus on meaningful communication between ZSI and the Company's senior management, are one of the most important elements of the risk management process.

     Although the Company has a number of procedures to reduce the level of exposure to interest rate risk and equity price risk, the Company continues to remain vulnerable to both of these market risks. There can be no assurance that the Company will not experience changes in stockholders' equity, net income and net interest income during periods of increasing or decreasing interest rates and/or equity prices.

     The Company's management does not anticipate any significant changes in the way it currently manages market risks.

Primary Market Risk Exposures
-----------------------------

     The Company's exposure to market risk is primarily attributable to the interest rate risk and equity price risk inherent in the Company's investment related activities and in the Company's annuity product underwriting activities. To a lesser extent, the Company has exposure to interest rate risk as a result of its issuance of Cumulative Quarterly Income Preferred Securities ("QUIPS").

     A description of the Company's primary market risk exposures as of December 31, 2000 and a brief narrative explaining how each exposure is currently being managed follows:

Interest Rate Risk
------------------

     The Company has significant exposure to interest rate risk primarily as a result of maintaining an investment portfolio which includes interest rate sensitive financial instruments and as a consequence of underwriting interest
rate sensitive annuity products.   Therefore, the Company exposes itself to
interest rate risk, arising from changes in the level or volatility of interest rates, mortgage prepayment speeds or the shape and slope of the yield curve. Additionally, the fair value of the Company's QUIPS has exposure to interest rate risk.

     In general, the fair values of fixed-rate financial instruments have an inverse correlation to changes in interest rates. Therefore, an increase in interest rates could result in an unfavorable or untimely decrease in the
market value of the Company's fixed income investments.   Furthermore, the
Company has classified all of its marketable fixed income investments as available-for-sale as defined by SFAS No. 115, with the exception of $61.1 million in 2000 which relate to a grantor trust and are classified as trading securities as defined by SFAS No. 115. The available-for-sale fixed income investments are reported on the balance sheet at market value, with unrealized gains and losses, net of tax, excluded from earnings and reported as a component of stockholders' equity. The trading investments are reported on the "Other assets" line of the balance sheet at market value with both realized and unrealized gains and losses included in earnings, net of tax, in the year in which they occur. As such, an increase in interest rates could adversely affect the Company's stockholders' equity.

     Generally, the change in fair value of the Company's QUIPS, the UKISA notes receivable (see Note F), the OSDH note receivable (see Note F) and investments in certificates of contribution and the surplus notes of the P&C Group (see Note G) that may arise due to changes in interest rates would not be reflected in the Company's consolidated financial statements, since these financial instruments are not classified as marketable securities pursuant to SFAS No. 115.

Exposure Management
-------------------

     The principal objective of the Company's interest rate risk management activities is to evaluate the interest rate risk included in certain balance sheet accounts, determine the level of risk appropriate given the Company's business objectives, operating environment, capital and liquidity requirements and performance objectives and to manage this risk consistent with approved guidelines.

     Farmers Life employs various methodologies to manage its exposure to interest rate risks. Its asset/liability matching process focuses primarily on the management of interest rate risk. The duration of insurance liabilities is

<PAGE 3>

compared to the duration of assets backing the insurance product lines, measured in terms of cash flows. The goal is to prudently balance profitability and risk for each insurance product class and for Farmers Life as a whole.

     Farmers Life also considers the timing of cash flows arising from market risk sensitive instruments and insurance portfolios under varying interest rate scenarios (cash flow testing) to verify its ability to meet future obligations. Although these activities seek to reduce interest rate exposures, a change in levels of interest rates remains an uncertainty that could have an impact on the fair values or earnings of the Company.

Quantitative Disclosure of Interest Rate Risk
---------------------------------------------

     The table below represents a summary of the par values of the Company's financial instruments at their expected maturity dates, the weighted average coupons by those maturity dates and the estimated fair value of those instruments as of December 31, 2000. The expected maturity categories take into consideration par amortization (for mortgage backed securities), call features and sinking fund features.

     The estimated market value of available-for-sale securities is based on bid quotations from security dealers or on bid prices published in securities pricing services. The fair value of UKISA notes receivable, OSDH note receivable, QUIPS, certificates of contribution and surplus notes of the P&C Group, mortgage loans, policy loans and future policy benefits, were analytically determined utilizing discounted cash flow analysis. December 31, 2000 market interest rates were used as discounting rates in the estimation of fair value.

     Generally, the assets included in the table below have fixed stated interest rates. The QUIPS also have fixed stated rates; whereas, the future policy benefits-deferred annuities generally include variable rate contract terms.

                               Financial Instruments - With Interest Rate Risk
                                         As of December 31, 2000
                                          (Amounts in thousands)

                                                     Expected Maturity Date
                                                                                     There      Total
                                12/31/01  12/31/02  12/31/03  12/31/04  12/31/05     After    Par Value   Fair
Value
                                --------  --------  --------  --------  --------  ----------  ----------  ------
----
Noninsurance
----------------
Assets -
 Debt Securities Available-
  For-Sale:
   U.S. Treasury Securities &
    Other Obligations of U.S.
    Government                  $    235  $    -  $      -  $      -  $    150  $        -  $      385  $
391
     Weighted Avg Coupon           7.10%     5.88%      5.88%     5.88%     5.88%       0.00%
   Obligations of States &
    Political Subs              $    637  $131,173  $ 14,930  $  3,410  $      -  $    4,405  $  154,555  $
159,540
     Weighted Avg Coupon           5.54%     4.42%     5.62%     6.08%     6.33%       6.33%
   Corporate Securities         $ 10,000  $      -  $  9,600  $ 10,000  $      -  $       20  $   29,620  $
28,529
     Weighted Avg Coupon           6.65%     6.66%     6.66%     6.38%     7.88%       7.88%
   Mortgage-Backed Securities   $ 24,814  $ 20,684  $ 13,498  $ 12,053  $  9,903  $   21,694  $  102,646  $
103,048
     Weighted Avg Coupon           5.56%     6.44%     6.44%     6.46%     6.42%       6.27%
   Other Debt Securities        $      -  $  9,300  $  1,999  $      -  $      -  $       13  $   11,312  $
10,673
     Weighted Avg Coupon           6.21%     6.57%     9.18%     8.00%     8.00%       8.00%

   Mortgage Loans               $     59  $     33  $      -  $      -  $      -  $        -  $       92  $
96
     Weighted Avg Interest Rate    9.50%     9.50%     0.00%     0.00%     0.00%       0.00%

   Notes Receivable-Affiliates  $207,000  $ 95,000  $      -  $250,000  $      -  $        -  $  552,000
$565,466
     Weighted Avg Interest Rate    6.62%     7.19%     7.50%     7.50%     0.00%       0.00%

   Certificates of contribution
    and surplus notes of the
    P&C Group                   $      -  $      -  $      -  $      -  $ 87,500  $   97,330  $  184,830  $
184,830
     Weighted Avg Interest Rate    8.32%     8.32%     8.32%     8.32%     8.20%       8.16%

Liabilities -
   QUIPS                        $      -  $      -  $      -  $      -  $      -  $  500,000  $  500,000  $
497,050
     Weighted Avg Interest Rate    8.41%     8.41%     8.41%     8.41%     8.41%       8.41%


Insurance Subsidiaries
----------------------
Assets -
 Debt Securities Available-
  For-Sale:
   U.S. Treasury Securities &
    Other Obligations of U.S.
    Government                  $      -  $  1,500  $ 10,025  $ 23,000  $ 30,000  $  165,815  $  230,340  $
262,527
     Weighted Avg Coupon           6.93%     6.93%     6.94%     7.24%     7.43%       7.52%
   Obligations of States &
    Political Subs              $    830  $  7,157  $ 13,438  $  3,676  $  4,782  $  129,332  $  159,215  $
165,650
     Weighted Avg Coupon           5.38%     6.18%     7.26%     6.13%     6.89%       5.13%
   Debt Securities Issued By
    Foreign Governments         $  3,143  $    184  $    368  $  4,357  $ 15,706  $   56,895  $   80,653  $
63,054
     Weighted Avg Coupon           8.80%     8.60%     8.67%     8.57%     9.49%       8.77%
   Corporate Securities         $137,224  $137,854  $251,537  $213,183  $196,884  $  954,097  $1,890,779
$1,851,338
     Weighted Avg Coupon           7.26%     7.37%     7.38%     7.43%     7.60%       7.42%
   Mortgage-Backed Securities   $163,591  $300,035  $342,038  $381,637  $276,239  $1,277,050  $2,740,590
$2,002,120
     Weighted Avg Coupon           6.49%     7.22%     7.14%     7.16%     7.39%       7.06%
   Other Debt Securities        $  4,011  $  5,010  $  1,999  $  1,800  $      -  $   16,374  $   29,194  $
30,646
     Weighted Avg Coupon           7.33%     7.25%     7.45%     7.60%     7.66%       7.66%

   Certificates of contribution
    and surplus notes of the
    P&C Group                   $119,000  $      -  $      -  $      -  $ 87,500  $  296,000  $  502,500  $
502,500
     Weighted Avg Interest Rate    7.66%     8.00%     8.00%     8.00%     7.88%       7.85%
   Mortgage Loans               $  6,440  $ 15,812  $  4,502  $  2,822  $  1,720  $    5,688  $   36,984  $
41,815
     Weighted Avg Interest Rate    9.87%     9.83%     9.86%     9.94%     9.99%      10.02%
   Other investments            $      -  $      -  $      -  $      -  $  4,000  $        -  $    4,000  $
4,000
     Weighted Avg Interest Rate    8.50%     8.50%     8.50%     8.50%     8.50%       0.00%
   Policy Loans                 $ 12,630  $ 11,745  $  9,868  $  9,610  $  8,916  $  165,393  $  218,162  $
226,304
     Weighted Avg Interest Rate    7.78%     7.78%     7.78%     7.78%     7.78%       7.78%

Liabilities -
   Future Policy Benefits -
    Deferred Annuities          $106,543  $103,048  $ 96,831  $ 89,478  $ 84,598  $  901,388  $1,381,886
$1,338,784
     Weighted Avg Interest Rate    5.41%     5.41%     5.41%     5.41%     5.41%       5.41%


Equity Price Risk
-----------------

     As a consequence of maintaining an investment portfolio composed of equity securities and purchasing S&P 500 call options that hedge certain liabilities created as a result of underwriting equity-linked annuity products, the Company is exposed to equity price risk. Equity price risk arises as a result of changes in the level and volatility of equity prices which in turn affect the value of equity securities and/or instruments that derive their value from a particular equity security, basket of equity securities or an equity securities index.

     The Company has classified all of its marketable equity investments as available-for-sale as defined by SFAS No. 115, with the exception of $61.1 million in 2000 which relate to a grantor trust and are classified as trading securities as defined by SFAS No. 115. The available-for-sale equity investments are reported on the consolidated balance sheet at market value, with unrealized gains and losses, net of tax, excluded from earnings and reported as a component of stockholders' equity. The trading investments are reported on the "Other assets" line of the consolidated balance sheet at market value with both realized and unrealized gains and losses included in earnings, net of tax, in the year in which they occur. As such, an increase in interest rates could adversely affect the Company's stockholders' equity.

     The Company's equity price risk relative to its underwriting of equity-linked annuity products exists as a result of the potential liability that may exist at the end of these products' contract terms. At the end of a seven year term, these annuity products credit interest to the annuity participant at a rate based on a specified portion of the change in the value of the S&P 500, subject to a guaranteed annual minimum return. As such, an increase in the S&P 500 could increase the liability due at the maturity of these annuity products and adversely affect the Company's stockholders' equity.

Exposure Management
-------------------

     On a monthly basis, the Investment Committee evaluates the level of equity price risk that it believes the Company should carry giving consideration to, among other things, the ratio of investments in equity securities as a
percentage of stockholders' equity.   Management utilizes a number of equity
price risk management tools including, but not limited to, reviewing equity investment trading activity, marking all equity positions to market daily, analyzing investment profit and loss statements and reviewing the industry sector allocation and capitalization mix of the Company's investments in marketable equity securities.

     As indicated above, the Company is exposed to equity price risk (primarily the S&P 500) as a consequence of underwriting equity-linked annuity products through Farmers Life. However, the Company addresses this risk through a controlled program of risk management that includes the use of derivative financial instruments. The Company purchases S&P 500 call options to reduce the exposure to rising equity prices that results from underwriting the equity
linked annuity product.   Call options are contracts that grant the purchaser
the right to buy the underlying index on a certain date for a specified price. The Interest Committee of Farmers Life monitors option market pricing and manages the participation rate on the equity-linked annuity products to minimize the associated equity price risk. See Note L of the Company's consolidated financial statements.

Quantitative Disclosure of Equity Price Risk
--------------------------------------------

     The table below represents a sensitivity analysis of the equity price risk that exists within the Company's investment in equity financial instruments. The equity market risk associated with the equity-linked annuity products is substantially offset by the related option contracts, therefore, these instruments taken as a whole, do not materially impact the Company's market risk position. As such, the table below focuses on the equity investment securities. The Noninsurance investment portfolio and the Insurance Subsidiaries equity investment portfolio both have weighted average betas of
1.01. The weighted average beta is calculated as the portfolio weighted average of the individual asset betas. The individual asset betas are calculated using sixty months of historical data. The individual asset betas are calculated relative to a broadly defined universe of approximately 3,500 assets, consisting of companies whose market capitalization is greater than $250 million. Then a portfolio beta is calculated for both the Company's portfolio and the benchmark Russell 3000 index. The weighted average beta is equal to the ratio of the portfolio beta to the Russell 3000 beta.

     In light of the Company's weighted average beta, the Company expects the market value of its equity investment portfolio to have a strong correlation to movements in the Russell 3000 index. As indicated in the table below, if the Russell 3000 index were to move by a positive or negative 10%, the Company estimates that there would be a corresponding 10.1% change in the market value of both the Noninsurance investment portfolio's equity securities and in the market value of the Insurance Subsidiaries investment portfolio's equity securities. The change in the market value of the Company's investments in equity securities would be in the same direction as the change in the Russell 3000 index.

                        Trading Financial Instruments - With Equity Price Risk
                                     As of December 31, 2000
                                      (Amounts in thousands)

                                                                         Estimated          Estimated
                                                                          Value If           Value If
                                                                        Russell 3000       Russell 3000
                                    Historical        Market Value    Index Increased    Index Decreased
                                    Cost Basis         12/31/2000          By 10%             By 10%
                                  ---------------   ---------------   ---------------   ---------------
Noninsurance
------------
       Equity Investments         $       282,224   $       242,066   $       266,515   $       217,617

Insurance Subsidiaries
----------------------
       Equity Investments         $       341,913   $       304,907   $       335,703   $       274,111


Foreign Exchange Rate Risk
--------------------------

     Foreign exchange rate risk arises from the possibility that changes in foreign exchange rates will impact the value or cash flows of financial instruments. When a company buys or sells a financial instrument denominated in a currency other than US dollars, exposure exists from the net open currency position. Until the position is covered by the selling or buying of an equivalent amount of the same currency or by entering into a financing arrangement denominated in the same currency, a company is exposed to a risk that the exchange rate may move in an unfavorable direction against the US dollar.

     The Company does not have any material holdings of financial instruments denominated in a currency other than US dollars as of December 31, 2000.


Credit Risk
-----------

     Credit risk arises from the potential inability of a counterparty to perform on an obligation in accordance with the terms of the contract. The Company's primary credit risk exposure exists as a result of maintaining both a
fixed income investment portfolio and a mortgage loan portfolio.   As a holder
of these financial instruments, the Company is exposed to default by the issuer or to the possibility of market price deterioration as a counterparty may experience deterioration in its credit quality. The Company has established policies and procedures to manage this credit risk. For example, the Investment Committee is responsible for monitoring the credit quality of securities positions held in the Company's fixed income investment portfolios in order to quantify and limit the risk to the Company of issuer default or changes in credit spreads. The Company's management does not believe that there are any concentrations of credit risk to unaffiliated parties as of the year ended
December 31, 2000.   The Company does not currently use derivative products to
manage credit risk.